

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2021

David Cutler
Chief Executive Officer
Canning Street Corp
PO Box 140271
Lakewood, Colorado, 80214

> **Re: Canning Street Corp**
> **Form 10-12G filed December 29, 2020**
> **File No. 000-56235**

Dear Mr. Cutler :

We have reviewed your filing and have the following comment.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to our comment, we may have additional comments.

Form 10-12G filed December 29, 2020

Report of Independent Registered Public Accounting Firm, page F-3

1.   We note your disclosure on page 30 that your independent auditor was appointed on December 30, 2020. However, we note that the audit report is signed by your independent auditor on December 28, 2020. Please clarify and/or revise this apparent discrepancy.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction